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                                                                   EXHIBIT 11.1

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per share are computed by dividing earnings available to common shareholders, by the weighted average number of shares outstanding during the year. Diluted earnings per share are computed after giving effect to the exercise of all dilutive outstanding options and warrants. The basic and diluted earnings per share for 2003, 2002 and 2001 were the same, because of the insignificant incremental number of options and warrants whose exercise price was in excess of the weighted average market price during the year.

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